FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 14, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2011 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2011 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

102,432	0.01	0.01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

Bradesco Corretora	Buy	10/29/2011	25,600	25.51	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

127,532	0.01	0.01

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2011 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

244,239,137	27.99	27.99

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

FATOR	Sell	06/10/2011	150.000	31,96	4.795.461,00
Share

Common

FATOR

Sell

07/10/2011

3.600	32,35	116.460,00
Share

Common

FATOR

Sell

10/10/2011

77.000	32,07	2.469.966,00
Share

Common

FATOR

Sell

11/10/2011

100.000	32,35	3.235.619,00
Share

Common

BTG	Sell	31/10/2011	100	35.44	3,544.00
Share

Common

BTG	Sell	31/10/2011	500	35.75	17,875.00
Share

Common

BTG	Sell	31/10/2011	500	35.97	17,985.00
Share

Common

BTG	Sell	31/10/2011	600	35.45	21,270.00
Share

Common

BTG	Sell	31/10/2011	700	35.48	24,836.00
Share

Common

BTG	Sell	31/10/2011	700	35.98	25,186.00
Share

Common

BTG	Sell	31/10/2011	1,000	35.87	35,870.00
Share

Common

BTG	Sell	31/10/2011	1,200	35.94	43,128.00
Share

Common

BTG	Sell	31/10/2011	1,500	35.46	53,190.00
Share

Common

BTG	Sell	31/10/2011	1,600	35.8	57,280.00
Share

Common

BTG	Sell	31/10/2011	1,600	35.84	57,344.00
Share

Common

BTG	Sell	31/10/2011	2,100	35.9	75,390.00
Share

Common

BTG	Sell	31/10/2011	2,200	35.86	78,892.00
Share

Common

BTG	Sell	31/10/2011	2,300	35.5	81,650.00
Share

Common

BTG	Sell	31/10/2011	2,300	35.88	82,524.00
Share

Common

BTG	Sell	31/10/2011	2,700	35.51	95,877.00
Share

Common

BTG	Sell	31/10/2011	2,700	35.82	96,714.00
Share

Common

BTG	Sell	31/10/2011	2,800	35.49	99,372.00

3

Share

Common

	BTG	Sell	31/10/2011	2,800	35.81	100,268.00
Share

Common

	BTG	Sell	31/10/2011	2,800	35.89	100,492.00
Share

Common

	BTG	Sell	31/10/2011	3,500	35.78	125,230.00
Share

Common

	BTG	Sell	31/10/2011	3,600	35.64	128,304.00
Share

Common

	BTG	Sell	31/10/2011	3,700	35.66	131,942.00
Share

Common

	BTG	Sell	31/10/2011	4,100	35.7	146,370.00
Share

Common

	BTG	Sell	31/10/2011	4,200	35.93	150,906.00
Share

Common

	BTG	Sell	31/10/2011	4,600	35.77	164,542.00
Share

Common

	BTG	Sell	31/10/2011	4,800	35.85	172,080.00
Share

Common

	BTG	Sell	31/10/2011	5,100	35.76	182,376.00
Share

Common

	BTG	Sell	31/10/2011	5,300	35.71	189,263.00
Share

Common

	BTG	Sell	31/10/2011	5,400	35.92	193,968.00
Share

Common

	BTG	Sell	31/10/2011	5,500	35.83	197,065.00
Share

Common

	BTG	Sell	31/10/2011	5,900	35.52	209,568.00
Share

Common

	BTG	Sell	31/10/2011	6,100	35.68	217,648.00
Share

Common

	BTG	Sell	31/10/2011	6,400	35.74	228,736.00
Share

Common

	BTG	Sell	31/10/2011	6,500	35.54	231,010.00
Share

Common

	BTG	Sell	31/10/2011	7,100	35.67	253,257.00
Share

Common

	BTG	Sell	31/10/2011	7,700	35.69	274,813.00
Share

Common

	BTG	Sell	31/10/2011	8,100	35.72	289,332.00
Share

Common

	BTG	Sell	31/10/2011	8,200	35.55	291,510.00
Share

Common

	BTG	Sell	31/10/2011	8,300	35.53	294,899.00
Share

Common

	BTG	Sell	31/10/2011	8,300	35.65	295,895.00
Share

Common

	BTG	Sell	31/10/2011	8,300	35.79	297,057.00
Share

Common

	BTG	Sell	31/10/2011	8,600	35.62	306,332.00
Share

Common

	BTG	Sell	31/10/2011	10,400	35.56	369,824.00
Share

Common

	BTG	Sell	31/10/2011	10,400	35.91	373,464.00
Share

Common

	BTG	Sell	31/10/2011	11,100	35.57	394,827.00
Share

Common

	BTG	Sell	31/10/2011	11,200	35.59	398,608.00
Share

Common

	BTG	Sell	31/10/2011	11,400	35.73	407,322.00
Share

Common

	BTG	Sell	31/10/2011	11,600	35.58	412,728.00
Share

Common

	BTG	Sell	31/10/2011	11,900	35.61	423,759.00

4

Share

Common

	BTG	Sell	31/10/2011	12,400	35.63	441,812.00
Share

Common

	BTG	Sell	31/10/2011	17,600	35.6	626,560.00
Share

Common

Fator

		Sell

28/10/2011

				410,500	35.57	14,600,625.02
Share

Common

Concórdia

		Sell

31/10/2011

				225,000	35.63	8,017,029.85

Closing Balance

Security/ Derivative	Characteristic of ,Security	Number	% interest
			Same kind		Total
Share

Common

		242,971,226	27.85		27.85

5

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2011 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	(X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14,020	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14,020	0.00	0.00

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 14, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director